Exhibit 99.1

FORM 51-102F3

MATERIAL CHANGE REPORT

1.	Name and Address of Company
Cardiome Pharma Corp.
6190 Agronomy Rd, 6th Floor
Vancouver, BC V6T 1Z3

2.	Date of Material Change
October 9, 2008

3.	News Release
October 9, 2008

4.	Summary of Material Change
Cardiome Pharma Corp. today announced that it has been informed by its co-development partner, Astellas Pharma US, Inc., that an End of Review meeting with the U.S. Food & Drug Administration (FDA) has been scheduled for November 14th, 2008 regarding the New Drug Application (NDA) for KYNAPID™ (vernakalant hydrochloride) Injection for rapid conversion of atrial fibrillation to sinus rhythm.  At the conclusion of FDA's review of an application and the issuance of an action letter, FDA provides applicants with an opportunity to meet with agency reviewing officials to discuss what further steps need to be taken by the applicant before the application can be approved.

5.	Full Description of Material Change
See attached press release

6.	Reliance on Subsection 7.1(2) or (3) of National Instrument 51-102
Not Applicable.

7.	Omitted Information
Not Applicable.

8.	Executive Officer
	Name:	Curtis Sikorsky
	Title:	Chief Financial Officer
	Phone No.:	604-677-6905

9.	Date of Report
October 9, 2008

Per:  ____“Curtis Sikorksy”____________
Curtis Sikorksy,
Chief Financial Officer